Exhibit 99.3

November 13, 2024

Ontario Securities Commission Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador Dear Sirs/Mesdames:

Re: Gold Reserve LTD.

As required by National Instrument 51-102, we have reviewed the information contained in the Company’s Notice of Change in Auditors dated November 13, 2024. Based on our knowledge of such information at this date, we agree with the statements set out in the Notice that pertains to our firm.

Very truly yours,

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.